UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

J. Robison Hays III

14185 Dallas Parkway, Suite 1200

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7

1	Name of Reporting Person or I.R.S. Identification No. of Above Person J. Robison Hays III

2	Check the Appropriate Box if a Member of a Group

	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 286,413(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 286,413(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 286,413(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(1)

13	Percent of Class Represented by Amount in Row (11) 12.8%(2)

14	Type of Reporting Person IN

(1) Includes 77 Common Units (as defined herein) and 162,451 Class 2 LTIP Units (as defined herein).

(2) Based on 2,066,860 shares of Common Stock outstanding as of July 29, 2024 (as adjusted to account for the one-for-ten thousand reverse stock split of the Issuer’s Common Stock, effective as of July 29, 2024), plus the following: (i) 77 Common Units; (ii) 162,451 Class 2 LTIP Units; and (iii) any other Securities (as defined herein) beneficially owned by the Reporting Person that are convertible into Common Stock (as defined herein).

(3) Includes 123,885 shares of Common Stock, 77 Common Units and 162,451 Class 2 LTIP Units held directly by the Reporting Person.

CUSIP No. 044104-10-7

Explanatory Note

This Amendment No. 3 (this “Amendment”) relates to the Schedule 13D filed on April 7, 2023 (the “Original Schedule 13D” and, as amended through the date of this Amendment, collectively, the “Schedule 13D”) by Mr. Hays, relating to the Common Stock. Except as specifically amended by this Amendment, the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2(c) of the Schedule 13D is hereby amended to include the following:

Effective June 30, 2024 (the “Resignation Date”), the Reporting Person voluntarily resigned from his employment and all other employment-related positions he holds with the Issuer and its subsidiaries, affiliated entities, and entities that it advises (including in his role as President and Chief Executive Officer at Ashford Hospitality Trust, Inc. (“Ashford Trust”)).

In connection with the Reporting Person’s resignation, the Reporting Person, the Company and Ashford Hospitality Advisors LLC, a subsidiary of the Company (“Advisors”), have entered into a Separation/Consulting Agreement, dated as of June 30, 2024 (the “Agreement”). Pursuant to the Agreement, the Reporting Person has agreed to provide certain consulting and other services to the Company for a period of 36 months following the Resignation Date.

The Reporting Person remains bound by the restrictive covenants set forth in his Second Amended and Restated Employment Agreement with the Company and Advisors dated as of January 4, 2021 (generally relating to confidentiality, non-competition, non-solicitation and non-interference) with certain modifications to the non-competition and non-solicitation obligations as provided in the Agreement. Pursuant to the Agreement, the Reporting Person also agrees to certain voting commitments and certain limitations during the 36-month period following the Resignation Date on his ability to acquire beneficial ownership of any securities of the Company, Ashford Trust and Braemar Hotels & Resorts Inc. and their affiliates and to engage in certain corporate transactions involving such entities, and the Reporting Person is provided a release of claims.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated to read in full as follows:

On July 29, 2024, the Company effected a 1-for-10,000 reverse stock split of the Company’s Common Stock (the “Reverse Stock Split”) followed immediately by a 10,000-for-1 forward stock split of the Company’s Common Stock (the “Forward Stock Split,” together with the Reverse Stock Split, the “Transaction”), at 5:01 p.m. Eastern Time and 5:02 p.m. Eastern Time, respectively. As a result of the Transaction, the Company’s total amount of issued and outstanding shares of Common Stock was reduced from 3,439,107 shares to 2,066,860 shares.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 22, 2024, the Company held a special meeting of its stockholders (the “Special Meeting”). At the Special Meeting, a majority of votes cast at the Special Meeting of Common Stock (taking into account the Series D Preferred Stock on an as-converted basis and with abstentions and broker non-votes not counting as votes cast) voted to effect the Reverse Stock Split, followed immediately by the Forward Stock Split. Also at the Special Meeting, a majority of votes cast at the Special Meeting of our Common Stock (taking into account the Series D Preferred Stock on an as-converted basis and with abstentions and broker non-votes not counting as votes cast) that are not beneficially owned by (i) Monty J. Bennett and (ii) Archie Bennett, Jr. and affiliated trusts of Archie Bennett, Jr., voted to adopt a waiver of the prohibition on Rule 13e-3 transactions contained in Section 3.03 of that certain Investor Rights Agreement entered into as of November 6, 2019 by and among the Company, Archie Bennett, Jr., Monty J. Bennett and certain other parties.

CUSIP No. 044104-10-7

The Reverse Stock Split and the Forward Stock Split were effected on July 29, 2024 at 5:01 p.m. Eastern Time and 5:02 p.m. Eastern Time, respectively. As a result of the Transaction, each share of the Company’s Common Stock held by a stockholder owning fewer than 10,000 shares of the Company’s Common Stock in any one account immediately prior to the effective time of the Reverse Stock Split was converted into the right to receive $5.00 per share, without interest, in cash for each share of the Company’s Common Stock held by such stockholder at the effective time of the Reverse Stock Split, and such stockholders are no longer stockholders of the Company. Stockholders owning 10,000 or more shares of the Company’s Common Stock in any one account immediately prior to the effective time of the Reverse Stock Split were not entitled to receive any cash for their fractional share interests resulting from the Reverse Stock Split, if any, and will instead remain stockholders in the Company holding, as a result of the Forward Stock Split, the same number of shares of common stock as such stockholders held immediately before the effective time of the Reverse Stock Split.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is amended and restated to read in full as follows:

(a) Aggregate Number and Percentage of Securities. The Reporting Person is deemed to beneficially own an aggregate of 286,413 shares of Common Stock (which includes 77 Common Units which are presently, upon redemption at the request of the Reporting Person, convertible, at the option of the Issuer, into shares of Common Stock and 162,451 Class 2 LTIP Units) representing approximately 12.8% of the Issuer’s outstanding Common Stock, and all of which are held directly by the Reporting Person.

CUSIP No. 044104-10-7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2024

By:	/s/ J. Robison Hays III
J. Robison Hays III